UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Skyline Medical Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

09071P109
(CUSIP Number)

SOK Partners, LLC

122 Willow Street

Brooklyn, New York 11217

Attn: Dr. Samuel Herschkowitz

(718) 624-6277

with copies to:

Reed Smith llp

599 Lexington Avenue

New York, New York 10022

Attn: Jeffrey A. Legault, Esq.

(212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: SAMUEL HERSCHKOWITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,457,194
	8	SHARED VOTING POWER 70,593,913
	9	SOLE DISPOSITIVE POWER 46,457,194
	10	SHARED DISPOSITIVE POWER 70,593,913

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,751,107
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.8% [1]
14	TYPE OF REPORTING PERSON IN

________________________________

1 Calculated based upon 223,067,317 shares of the Issuer’s common stock outstanding, which include (i) 132,235,174 shares of common stock outstanding as of August 29, 2013, as reported by the Issuer to the Reporting Persons, (ii) the 22,319,000 shares of common stock issuable upon the conversion of the outstanding principal amount and accrued interest under the First Note, as more fully described in Item 3 below, (iii) the 48,113,143 shares of common stock issuable upon conversion of the current outstanding principal amount and accrued interest under the Grid Note, as more fully described in Item 3 below, and (iv) the aggregate of 20,400,000 shares of common stock issuable upon the exercise of Mr. Kornberg’s options granted under the CEO Employment Agreement and the 2013 Option Award Grant, as more fully described in Item 3 below.

1	NAME OF REPORTING PERSON: JOSHUA KORNBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,700,000
	8	SHARED VOTING POWER 70,593,913
	9	SOLE DISPOSITIVE POWER 20,700,000
	10	SHARED DISPOSITIVE POWER 70,593,913

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,751,107
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.8% [2]
14	TYPE OF REPORTING PERSON IN

2 See Footnote 1.

1	NAME OF REPORTING PERSON: SOK PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW JERSEY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 70,593,913
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 70,593,913
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,751,107
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.8% [3]
14	TYPE OF REPORTING PERSON OO

3 See Footnote 1.

1	NAME OF REPORTING PERSON: ATLANTIC PARTNERS ALLIANCE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,593,913
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,593,913

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,751,107
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.8% [4]
14	TYPE OF REPORTING PERSON OO

4 See Footnote 1.

This Amendment No. 13 is filed by Samuel Herschkowitz, Joshua Kornberg, SOK Partners, LLC and Atlantic Partners Alliance LLC (collectively, the “Reporting Persons”), and amends and supplements the statement on Schedule 13D (the “Statement”) originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on April 6, 2012, Amendment No. 1 thereto filed with the SEC on April 17, 2012, Amendment No. 2 thereto filed with the SEC on April 24, 2012, Amendment No. 3 thereto filed with the SEC on May 17, 2012, Amendment No. 4 thereto filed with the SEC on June 7, 2012, Amendment No. 5 thereto filed with the SEC on August 15, 2012, Amendment No. 6 thereto filed with the SEC on August 20, 2012, Amendment No. 7 thereto filed with the SEC on November 8, 2012, Amendment No. 8 thereto filed with the SEC on March 8, 2013, Amendment No. 9 thereto filed with the SEC on March 18, 2013, Amendment No. 10 thereto filed with the SEC on April 5, 2013, and Amendment No. 11 thereto filed with the SEC on June 21, 2013, with respect to the common stock, par value $0.01 per share (the “Shares”), of BioDrain Medical, Inc., a Minnesota corporation (the “Issuer”). All references herein to the Statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented by Amendment No. 1 thereto, Amendment No. 2 thereto, Amendment No. 3 thereto, Amendment No. 4 thereto, Amendment No. 5 thereto, Amendment No. 6 thereto, Amendment No. 7 thereto, Amendment No. 8 thereto, Amendment No. 9 thereto, Amendment No. 10 thereto, Amendment No. 11 thereto, Amendment No. 12 thereto, and hereby.

Except as specifically provided herein, this Amendment No. 13 does not modify any of the information previously reported in the Statement, and unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.

The Reporting Persons previously entered into the Joint Filing Agreement, a copy of which was filed as Exhibit 99.1 to the Statement, and which is incorporated herein by reference thereto.

Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a “group” as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Act.

Item 1.	Security and Issuer.

Response unchanged.

Item 2.	Identity and Background.

Response unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and replaced in its entirety as follows:

Mr. Kornberg was issued 300,000 Shares on or about March 9, 2012 pursuant to a Letter Agreement, dated as of March 13, 2012, between Mr. Kornberg and the Issuer (the “March 13 Letter Agreement”), as compensation for services rendered to the Issuer. On August 13, 2012, Mr. Kornberg and the Issuer entered into an Employment Agreement (the “CEO Employment Agreement”) pursuant to which Mr. Kornberg was granted options to purchase 6,000,000 Shares at an exercise price of $0.08 per Share. Such options were fully vested upon the grant date and expire ten years following such grant date. Mr. Kornberg may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 6,000,000 Shares issuable upon exercise of such options.

On March 14, 2013, pursuant to a Stock Option Award Grant (the “2013 Option Award Grant”) under the Issuer’s 2012 Stock Incentive Plan (the “Incentive Plan”), the Issuer agreed to grant to Mr. Kornberg options to purchase 14,400,000 Shares at an exercise price of $0.075 per Share. Such options were fully vested upon the grant date and expire ten years following such grant date. Mr. Kornberg may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 14,400,000 Shares issuable upon exercise of such options.

On June 17, 2013, the CEO Employment Agreement was amended and restated, effective as of March 14, 2013 (the “Amended CEO Employment Agreement”), pursuant to which Mr. Kornberg is entitled to receive annual equity incentive grants (stock options, restricted stock or other stock-based awards) with respect to each calendar year during the term of the Amended CEO Employment Agreement. The target aggregate grant date fair value of each annual grant will be 200% of Mr. Kornberg’s base salary, subject to increase. Each annual grant will be fully vested on the date of grant. In addition, on June 17, 2013, but effective as of March 14, 2013, the Issuer entered into a Restricted Stock Award Agreement (the “2013 Restricted Stock Award”) with Mr. Kornberg, pursuant to which the Issuer agreed to issue 5,000,000 Shares of restricted stock to Mr. Kornberg upon certain change of control events as further described in the 2013 Restricted Stock Award.

Pursuant to the terms of an Amended and Restated Note Purchase Agreement, dated as of December 20, 2011, between Dr. Herschkowitz and the Issuer (the “First Note Purchase Agreement”), in exchange for a loan in cash in the amount of $240,000 from Dr. Herschkowitz to the Issuer, the Issuer issued to Dr. Herschkowitz a Convertible Promissory Note (the “First Note”), dated December 20, 2011, in the original principal amount of $240,000. The First Note is convertible, in part or in full and at any time during which the First Note remains outstanding, into a number of Shares equal to the outstanding principal amount of, and accrued interest under, the First Note divided by $0.014 per Share, subject to adjustment for certain events. On August 15, 2012, the conversion price under the First Note was adjusted from $0.065 per Share to $0.014 per Share pursuant to the Forbearance Agreement (as defined below).

As long as any amount payable under the First Note remains outstanding, Dr. Herschkowitz or his designee is entitled to appoint a special advisor to the Issuer’s board of directors, who will be appointed as a member of the Board upon request. Pursuant to this authority, Josh Kornberg was appointed to the Board on March 9, 2012. Under the First Note Purchase Agreement, Dr. Herschkowitz may be entitled to receive additional Shares as compensation for the attendance by his nominee at board of directors meetings, should he elect to receive such compensation in Shares in lieu of cash.

Pursuant to the First Note Purchase Agreement, the Issuer has issued to Dr. Herschkowitz an equity bonus consisting of 1,600,000 Shares. An additional 7,500,000 Shares were issued to Dr. Herschkowitz as a penalty upon the occurrence of an event of default under the First Note.

As of the date hereof, the outstanding principal amount under the First Note is convertible into 17,142,857 Shares. In addition, the accrued interest under the First Note of $72,466 as of August 29, 2013 is convertible into 5,176,143 Shares. Dr. Herschkowitz used available personal funds to acquire the First Note from the Issuer.

Pursuant to the terms of a Note Purchase Agreement, dated as of March 28, 2012, between SOK Partners, LLC (“SOK Partners”) and the Issuer (the “SOK Note Purchase Agreement”), in exchange for a loan in cash of up to $600,000 from SOK Partners to the Issuer, the Issuer issued to SOK Partners a Convertible Promissory Grid Note (the “Grid Note”), dated March 28, 2012, in the original principal amount of up to $600,000. The Grid Note is convertible, in part or in full and at any time during which the Grid Note remains outstanding, into a number of Shares equal to the outstanding principal amount of, and accrued interest under, the Grid Note divided by $0.014, subject to adjustment for certain events. On August 15, 2012, the conversion price under the Grid Note was adjusted from $0.065 per Share to $0.014 per Share pursuant to the Forbearance Agreement (as defined below).

As of the date hereof, the outstanding principal amount under the Grid Note is $600,000 and is convertible into 42,857,143 Shares. In addition, the accrued interest under the Grid Note of $73,584 as of August 29, 2013 is convertible into 5,256,000 Shares. SOK Partners used its working capital to acquire the Grid Note from the Issuer.

As long as any amount payable under the Grid Note remains outstanding, SOK Partners or its designee is entitled to appoint a special advisor to the Issuer’s board of directors, who will be appointed as a member of the board upon request. In addition, the Issuer is required to issue two installments of an equity bonus to SOK Partners in the form of Shares valued at the rate of $0.065 per Share. The Issuer has issued to SOK Partners such two installments, in each case consisting of 4,615,385 Shares per installment.

Until the maturity date of the Grid Note, if the Issuer obtains financing from any other source without the consent of SOK Partners, then the Issuer is required to issue additional bonus equity with an aggregate value of $600,000 (assuming a value per Share of $0.014) less the aggregate advances under the Grid Note made prior to such time.

On August 15, 2012, the Issuer entered into a letter agreement (the “Forbearance Agreement”) with Dr. Herschkowitz (both on his own behalf and on behalf of Atlantic Partners) and SOK Partners pursuant to which Dr. Herschkowitz and SOK Partners agreed to (i) forbear from enforcing their rights under the First Note and the Grid Note in connection with certain events of default thereunder, (ii) terminate the Anti-Dilution Agreement (as defined in Item 6 below), and (iii) extend the maturity date of each of the First Note and the Grid Note to December 31, 2012. In consideration of such agreements, the Issuer issued to each of Dr. Herschkowitz and SOK Partners 13,250,000 Shares and agreed to adjust the conversion price under each of the First Note and the Grid Note to $0.014 per Share. The Issuer also agreed to make certain payments to Dr. Herschkowitz and SOK Partners upon the consummation of certain financing transactions involving the Issuer and its affiliates. On December 28, 2012, the Forbearance Agreement was amended by letter agreement in order to extend the maturity date of each of the First Note and the Grid Note to March 31, 2013. On March 6, 2013, the Forbearance Agreement was further amended by letter agreement (the “March 6 Letter Agreement”) in order to extend the maturity date of each of the First Note and the Grid Note to April 30, 2013 and to expand the scope of the financing transactions that would result in payments to Dr. Herschkowitz and SOK Partners.

Pursuant to the terms of a Note Purchase Agreement, dated as of November 6, 2012, between Dr. Herschkowitz and the Issuer (the “Second Note Purchase Agreement”), in exchange for a loan in cash in the amount of $50,000 from Dr. Herschkowitz to the Issuer, the Issuer issued a promissory note (the “Second Note”) in the principal amount of $50,000 and issued to Dr. Herschkowitz an equity bonus of 765,608 Shares. The Second Note is convertible into Shares at the Issuer’s option upon the occurrence of certain specified events described in the Second Note.

Also on November 6, 2012, Dr. Herschkowitz and the Issuer entered into three additional Note Purchase Agreements (the “Assigned Note Purchase Agreements”) pursuant to which Dr. Herschkowitz advanced an aggregate of $106,243 to the Issuer and the Issuer agreed to issue an aggregate of 1,171,823 Shares to Dr. Herschkowitz as an equity bonus. Immediately following their execution by Dr. Herschkowitz and the Issuer, the Assigned Note Purchase Agreements (including the right to receive any equity bonuses thereunder) were assigned by Dr. Herschkowitz to third parties unrelated to the Reporting Persons.

The foregoing descriptions of the March 13 Letter Agreement, the CEO Employment Agreement, the 2013 Option Award Grant, the Incentive Plan, the Amended CEO Employment Agreement, the 2013 Restricted Stock Award, the First Note Purchase Agreement, the First Note, the SOK Note Purchase Agreement, the Grid Note, the Forbearance Agreement, the March 6 Letter Agreement, the Second Note Purchase Agreement and the Assigned Note Purchase Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the March 13 Letter Agreement, attached as Exhibit 99.2 hereto, is incorporated herein by reference. A copy of the First Note Purchase Agreement and form of First Note, listed as Exhibit 99.3 hereto, is incorporated herein by reference to Exhibit 10.24 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 3, 2012. A copy of the SOK Note Purchase Agreement and the form of Grid Note, listed as Exhibit 99.4 hereto, is incorporated herein by reference to Exhibit 10.23 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 3, 2012. A copy of the Second Note Purchase Agreement, attached as Exhibit 99.9 hereto, is incorporated herein by reference. Copies of each of the Assigned Note Purchase Agreements, attached as Exhibit 99.10 through 99.12 hereto, are incorporated herein by reference. A copy of the Forbearance Agreement, attached as Exhibit 99.13 hereto, is incorporated herein by reference. A copy of the March 6 Letter Agreement, attached as Exhibit 99.14 hereto, is incorporated herein by reference. A copy of the Amended CEO Employment Agreement, listed as Exhibit 99.16 hereto, is incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 18, 2013. A copy of the 2013 Restricted Stock Award, listed as Exhibit 99.17 hereto, is incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 18, 2013.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and replaced in its entirety as follows:

The information set forth in Items 3 and 6 of this Statement is incorporated herein by reference.

Pursuant to the First Note Purchase Agreement, Mr. Kornberg is a member of the Issuer’s board of directors. Mr. Kornberg is also President and Chief Executive Officer of the Issuer.

The transactions contemplated by the March 13 Letter Agreement, the CEO Employment Agreement, the 2013 Option Award Grant, the Amended CEO Employment Agreement, the 2013 Restricted Stock Award, the First Note Purchase Agreement, the First Note, the SOK Note Purchase Agreement, the Grid Note, the Forbearance Agreement, the Second Note Purchase Agreement and the Assigned Note Purchase Agreements have resulted in, or will result in, as applicable, certain actions specified in Items 4(a) through (j) of Schedule 13D, including the acquisition by any person of additional securities of the Issuer. On an ongoing basis, the Reporting Persons will review the Issuer’s operating, management, business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase or decrease such Reporting Persons’ ownership of Shares, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

The Reporting Persons intend to encourage the Issuer to explore various strategic alternatives with the objective of raising additional capital for the Issuer, which may include a merger with another company which already possesses the necessary additional capital.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and replaced in its entirety as follows:

(a) The Reporting Persons may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”)), in the aggregate, 137,751,107 Shares (including Shares issuable upon the conversion of the amounts outstanding under the First Note and the Grid Note), representing approximately 61.8% of the outstanding Shares (calculated based upon 223,067,317 Shares outstanding, which include (i) 132,235,174 Shares outstanding as of August 29, 2013, as reported by the Issuer to the Reporting Persons, (ii) the 22,319,000 Shares issuable upon the conversion of the outstanding principal amount and accrued interest under the First Note, as more fully described in Item 3 above, (iii) the 48,113,143 Shares issuable upon conversion of the current outstanding principal amount and accrued interest under the Grid Note, as more fully described in Item 3 above, and (iv) the aggregate of 20,400,000 Shares issuable upon the exercise of Mr. Kornberg’s options granted under the CEO Employment Agreement and the 2013 Option Award Grant, as more fully described in Item 3 above.

(b) Dr. Herschkowitz is the record holder of 24,138,194 Shares, may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 22,319,000 Shares issuable upon the conversion of the aggregate outstanding principal amount and accrued interest of $312,466 under the First Note (as described in Item 3 above), and has sole voting power and sole dispositive power with respect to all of such Shares. Dr. Herschkowitz, by virtue of his relationship with SOK Partners, Atlantic Partners and Mr. Kornberg as described in Item 2 above, may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 22,480,770 Shares which SOK Partners directly beneficially owns, the 48,113,143 Shares issuable to SOK Partners upon the conversion of the currently aggregate outstanding principal amount and accrued interest of $673,584 under the Grid Note (as described in Item 3 above), the 300,000 Shares which Mr. Kornberg directly beneficially owns, and the aggregate of 20,400,000 Shares issuable to Mr. Kornberg upon the exercise of options granted under the CEO Employment Agreement and the 2013 Option Award Grant, which Mr. Kornberg may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act). Because he is one of the two members of Atlantic Partners, Dr. Herschkowitz may be deemed to have shared voting power and shared dispositive power with Mr. Kornberg with respect to the 22,480,770 Shares which SOK Partners directly beneficially owns and the 48,113,143 Shares issuable to SOK Partners upon the conversion of the aggregate outstanding principal amount and accrued interest of $673,584 under the Grid Note (as described in Item 3 above).

Mr. Kornberg is the record holder of 300,000 Shares and has sole voting power and sole dispositive power with respect to all of such Shares. Mr. Kornberg may also be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the aggregate of 20,400,000 Shares issuable upon the exercise of Mr. Kornberg’s stock options granted under the CEO Employment Agreement and the 2013 Option Award Grant. Mr. Kornberg, by virtue of his relationship with SOK Partners, Atlantic Partners and Dr. Herschkowitz as described in Item 2 above, may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 22,480,770 Shares which SOK Partners directly beneficially owns, the 48,113,143 Shares issuable to SOK Partners upon the conversion of the aggregate outstanding principal amount and accrued interest of $673,584 under the Grid Note (as described in Item 3 above), the 24,138,194 Shares which Dr. Herschkowitz directly beneficially owns, and the 22,319,000 Shares issuable to Dr. Herschkowitz upon the conversion of the aggregate outstanding principal amount and accrued interest of $312,466 under the First Note (as described in Item 3 above). Because he is one of the two members of Atlantic Partners, Mr. Kornberg may be deemed to have shared voting power and shared dispositive power with Dr. Herschkowitz with respect to the 22,480,770 Shares which SOK Partners directly beneficially owns and the 48,113,143 Shares issuable to SOK Partners upon the conversion of the aggregate outstanding principal amount and accrued interest of $673,584 under the Grid Note (as described in Item 3 above).

SOK Partners is the record holder of 22,480,770 Shares, may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 48,113,143 Shares issuable to SOK Partners upon the conversion of the aggregate outstanding principal amount and accrued interest of $673,584 under the Grid Note (as described in Item 3 above), and has sole voting power and sole dispositive power with respect to all of such Shares. SOK Partners, by virtue of its relationship with Dr. Herschkowitz and Mr. Kornberg as described in Item 2 above, may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 24,138,194 Shares which Dr. Herschkowitz directly beneficially owns, the 22,319,000 Shares issuable to Dr. Herschkowitz upon the conversion of the aggregate outstanding principal amount and accrued interest of $312,466 under the First Note (as described in Item 3 above), the 300,000 Shares which Mr. Kornberg directly beneficially owns, and the aggregate of 20,400,000 Shares issuable to Mr. Kornberg upon the exercise of options granted under the CEO Employment Agreement and the 2013 Option Award Grant, which Mr. Kornberg may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act).

Atlantic Partners is not the record holder of any Shares. By virtue of its being the sole member of SOK Partners, Atlantic Partners may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 22,480,770 Shares which SOK Partners directly beneficially owns and the 48,113,143 Shares issuable to SOK Partners upon the conversion of the aggregate outstanding principal amount and accrued interest of $673,584 under the Grid Note (as described in Item 3 above). Because Dr. Herschkowitz and Dr. Kornberg are the two members of Atlantic Partners, Atlantic Partners may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 24,138,194 Shares which Dr. Herschkowitz directly beneficially owns, the 22,319,000 Shares issuable to Dr. Herschkowitz upon the conversion of the aggregate outstanding principal amount and accrued interest of $312,466 under the First Note (as described in Item 3 above), the 300,000 Shares which Mr. Kornberg directly beneficially owns, and the aggregate of 20,400,000 Shares issuable to Mr. Kornberg upon the exercise of options granted under the CEO Employment Agreement and the 2013 Option Award Grant, which Mr. Kornberg may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act).

As of the date hereof, none of the Reporting Persons owns any Shares other than the Shares described in this Statement.

(c) The information set forth in Item 3 of this Statement is incorporated herein by reference. In the past sixty days, Dr. Herschkowitz purchased Shares in the open market in the following amounts at the prices set forth below:

Date	Number of Shares	Price per Share
July 9, 2013	37,000	$0.14
July 12, 2013	1,933	$0.13
July 15, 2013	5,000	$0.14
August 16, 2013	23,000	$0.21

In addition, on August 6, 2013, SOK advanced an additional $100,000 to the Issuer under the Grid Note. Such $100,000 advance is convertible into an aggregate of 7,142,857 Shares. On August 29, 2013, SOK advanced an additional $142,718 to the Issuer under the Grid Note. Such $142,718 advance is convertible into an aggregate of 10,194,143 Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and replaced in its entirety with the following:

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Pursuant to Rule 13-d1(k) promulgated under the Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Pursuant to a letter agreement, dated March 14, 2012, between the Issuer and Atlantic Partners (the “Anti-Dilution Agreement”), Atlantic Partners was granted certain anti-dilution rights with respect to Shares in the event that the Issuer issues Shares to an person other than Atlantic Partners or its affiliates within 120 days of March 14, 2012. The Anti-Dilution Letter was terminated on August 15, 2012 pursuant to the Forbearance Agreement.

SOK Partners and Dr. Herschkowitz are parties to a Letter Agreement dated March 28, 2012 (the “March 28 Letter Agreement”) pursuant to which, among other things, SOK Partners and Dr. Herschkowitz have agreed that payment of any and all indebtedness (together with the security interests related thereto) under the SOK Note Purchase Agreement and the Grid Note are subordinate to the prior payment in full of all of the indebtedness (and related security interests) under the First Note Purchase Agreement and the First Note. In addition, Dr. Herschkowitz agreed that, should SOK Partners exercise its conversion rights under the Grid Note, then he will exercise his conversion right to convert a pro rata portion of the indebtedness under the First Note.

On August 13, 2012, Mr. Kornberg and the Issuer entered into the CEO Employment Agreement, pursuant to which Mr. Kornberg was granted options to purchase 6,000,000 Shares at an exercise price of $0.08 per Share. Such options were fully vested upon the grant date and expire ten years following such grant date.

On March 14, 2013, pursuant to the 2013 Option Award Grant, the Issuer agreed to grant to Mr. Kornberg options to purchase 14,400,000 Shares at an exercise price of $0.075 per Share. Such options were fully vested upon the grant date and expire ten years following such grant date. The 2013 Option Award Grant provides that if the Shares covered thereby exceed, as of the grant date, the number of Shares which may be issued under the Incentive Plan, then the options granted under the 2013 Option Award Grant shall be void with respect to such excess Shares unless shareholder approval of an amendment sufficiently increasing the number of Shares issuable under the Incentive Plan is obtained on or before June 30, 2013.

On June 17, 2013, the CEO Employment Agreement was amended and restated, effective as of March 14, 2013, pursuant to which Mr. Kornberg is entitled to receive annual equity incentive grants (stock options, restricted stock or other stock-based awards) with respect to each calendar year during the term of the Amended CEO Employment Agreement. The target aggregate grant date fair value of each annual grant will be 200% of Mr. Kornberg’s base salary, subject to increase. Each annual grant will be fully vested on the date of grant. In addition, on June 17, 2013, but effective as of March 14, 2013, the Issuer entered into the 2013 Restricted Stock Award with Mr. Kornberg, pursuant to which the Issuer agreed to issue 5,000,000 Shares of restricted stock to Mr. Kornberg upon certain change of control events as further described in the 2013 Restricted Stock Award.

The foregoing descriptions of the Anti-Dilution Agreement, the March 28 Letter Agreement, the CEO Employment Agreement, the 2013 Option Award Grant, the Amended CEO Employment Agreement, and the 2013 Restricted Stock Award do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Anti-Dilution Agreement, attached as Exhibit 99.5 hereto, is incorporated herein by reference. A copy of the March 28 Letter Agreement, attached as Exhibit 99.6 hereto, is incorporated herein by reference. A copy of the CEO Employment Agreement, attached as Exhibit 99.7 hereto, is incorporated herein by reference. A copy of the 2013 Option Award Grant, attached as Exhibit 99.15 hereto, is incorporated herein by reference. A copy of the Amended CEO Employment Agreement, attached as Exhibit 99.16 hereto, is incorporated herein by reference. A copy of the 2013 Restricted Stock Award, attached as Exhibit 99.17 hereto, is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 3, 2013

SAMUEL HERSCHKOWITZ

/s/ Samuel Herschkowitz
Samuel Herschkowitz

JOSHUA KORNBERG

/s/ Joshua Kornberg
Joshua Kornberg

SOK PARTNERS, LLC

By: Atlantic Partners Alliance LLC, its sole member

	By:	/s/ Samuel Herschkowitz
Name: Samuel Herschkowitz
Title: President

ATLANTIC PARTNERS ALLIANCE LLC

	By:	/s/ Samuel Herschkowitz
Name: Samuel Herschkowitz
Title: President